UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 19, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sagent Holding Co.

File No. 333-170979 - CF#26095

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Sagent Holding Co. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 6, 2010, as amended.

Based on representations by Sagent Holding Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits as specified in Amendment Number 4 to the registration statement filed on April 8, 2011, will not be released to the public for the time periods specified:

Exhibit 10.5	through June 16, 2013
Exhibit 10.7	through June 16, 2013
Exhibit 10.23	through April 1, 2013
Exhibit 10.24	through July 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director